SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CTI MOLECULAR IMAGING, INC.

(Name of Subject Company)

CTI MOLECULAR IMAGING, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

22943D105

(CUSIP Number of Class of Securities)

Jack H. McCall

General Counsel and Secretary

CTI Molecular Imaging, Inc.

810 Innovation Drive

Knoxville, Tennessee 37932

(865) 218-2000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

Nils H. Okeson

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

CTI Molecular Imaging, Inc., a Delaware corporation (the “Company” or “CTI”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on April 1, 2005, as amended and supplemented to date, with respect to the cash tender offer by MI Merger Co., a newly formed Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a German corporation (“Siemens AG”), to purchase all of the issued and outstanding shares of common stock, $0.01 par value, of the Company, including the associated Series C Junior Participating Preferred Stock Purchase Rights (together, the “Shares”), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $20.50 per Share, net to the seller in cash, without interest thereon (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on April 1, 2005 and expires at 12:00 midnight, New York City time, on Thursday, April 28, 2005, unless it is extended in accordance with its terms.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The first sentence of the last paragraph under the sub-heading “Reasons for the Recommendation of Our Board of Directors” in Item 4 is hereby amended and restated as follows:

The preceding discussion of the reasons for the Board’s recommendation is not intended to be exhaustive, although it does set forth all material reasons for the Board’s recommendation.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The first paragraph of Item 6 is hereby amended and supplemented by adding the following to the end of such paragraph:

On March 31, 2005, 5,000 shares of such restricted stock were granted to Cliffreda W. Gilreath and the balance of 20,000 shares were allocated among eleven non-executive officer employees.

ITEM 8. ADDITIONAL INFORMATION.

The disclosure set forth under the subheading “Antitrust Laws” in Item 8 is hereby amended and supplemented as follows:

Siemens AG has been notified that its request for early termination of the waiting period applicable to the Offer under the German Regulation was granted, and such waiting period was terminated, effective April 12, 2005, satisfying the German Regulation-related condition to the Offer.

The disclosure set forth under the sub-heading “Recent Litigation” in Item 8 is hereby amended and restated as follows:

Recent Litigation. On March 22, 2005, a putative class action lawsuit was filed against the Company and the members of the Company’s Board of Directors in the Chancery Court of Knox County, Sixth Judicial District at Knoxville, Tennessee. The plaintiff seeks to represent a putative class consisting of the public stockholders of CTI. The plaintiff alleges, among other things, that the defendants have breached their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing. The complaint further alleges that defendants did not attempt to obtain the highest price reasonably available for CTI, but instead spent substantial effort tailoring the structural terms of the Offer and the Merger to meet the specific needs of Siemens. The complaint also alleges that in the past the defendants engaged in or acquiesced in self-dealing transactions. Although not contained in the complaint, subsequent filings by the plaintiffs further allege that this Statement

(as originally filed) failed to disclose any information concerning the financial analyses performed by CTI’s financial advisor in connection with the fairness opinion it presented to the CTI Board of Directors and failed to disclose material information concerning defendants’ conflicts of interest in agreeing to the Merger Agreement. The complaint seeks injunctive relief to halt the consummation of the Offer and the Merger, a declaration that the Merger Agreement is unlawful and unenforceable because of the breaches of fiduciary duty, an order directing the defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of CTI’s shareholders, rescission of the Merger Agreement to the extent it has already been implemented, imposition of a constructive trust in favor of plaintiff upon any benefits improperly received by the defendants as a result of improper conduct, and an award of fees and costs for the plaintiff and plaintiff’s counsel. The Company believes that the complaint is without merit.

Item 8 is further amended and supplemented by adding the following:

Executive Officers and Directors. The following table shows the approximate amounts payable upon consummation of the Offer and the Merger pursuant to the Merger Agreement with respect to Shares beneficially owned by each of the Company’s executive officers and directors and Robert E. Nutt, including Shares underlying restricted stock awards, stock options, warrants and/or deferred stock units:

Name	Common Stock ($) (1)	Restricted Stock ($) (2)	Vested Stock Options ($) (3)	Unvested Stock Options ($) (4)	Warrants ($) (5)	Deferred Stock Units ($) (6)
Terry D. Douglass, Ph.D.	$138,684,386	—	$960,487	—	—	$102,500
Ronald Nutt, Ph.D.	56,122,112	—	49,061	1,395,183	—	—
David N. Gill	2,037,700	—	3,472,816	79,902	—	—
R. Gregory Brophy	778,078	778,098	447,370	2,110,456	—	—
Cliffreda W. Gilreath	727,402	785,847	1,120,199	2,499,861	—	—
Joseph C. Sardano	130,565	102,500	132,502	844,998	—	—
Mark S. Andreaco	2,993	—	635,891	624,000	—	—
Roy Doumani	—	—	56,901	—	—	181,610
Wolf-Ekkehard Blanz, Ph.D.	—	—	—	—	—	—
James R. Heath, Ph.D.	—	—	56,901	—	—	181,610
Leroy M. Hood, Ph.D.	—	—	89,415	—	—	284,110
Hamilton Jordan	—	—	105,472	—	1,003,680	—
William W. McInnes	—	—	62,189	—	—	102,500
Michael E. Phelps, Ph.D.	45,871,928	—	4,465,264	—	—	284,110
Robert E. Nutt	7,938,236	—	—	—	—	—

(1)	Amounts set forth in this column represent the product of (i) the number of Shares directly and indirectly beneficially owned by the named individual (excluding Shares issued as restricted stock that had not vested as of March 31, 2005 and Shares subject to outstanding stock options, warrants, and deferred stock units) and (ii) $20.50 (the Merger Consideration). The direct and indirect beneficial ownership of each of our director and executive officers (other than Mr. Robert Nutt, who is neither a director nor an executive officer) is discussed in more detail under the heading “Principal Stockholders” in Annex A attached hereto.
(2)	Amounts set forth in this column represent the product of (i) the number of Shares owned by the named individual which were issued as restricted stock pursuant to the CTI Molecular Imaging, Inc. 2002 Long-Term Incentive Plan and that had not vested as of March 31, 2005 and (ii) $20.50 (the Merger Consideration). See “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Company Restricted Stock.”

(3)	Amounts set forth in this column represent the product of (i) the respective numbers of Shares subject to options granted to the named individual pursuant to the CTI Molecular Imaging, Inc. 2002 Long-Term Incentive Plan which were exercisable on March 31, 2005 or within 60 days thereafter and (ii) the difference between $20.50 (the Merger Consideration) and the respective per-share exercise prices of such options. Options with exercise prices greater than $20.50 have been disregarded. See “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Company Stock Options.”
(4)	Amounts set forth in this column represent the product of (i) the respective numbers of Shares subject to options granted to the named individual pursuant to the CTI Molecular Imaging, Inc. 2002 Long-Term Incentive Plan which were not exercisable on March 31, 2005 or within 60 days thereafter and (ii) the difference between $20.50 (the Merger Consideration) and the respective per-share exercise prices of such options. Options with exercise prices greater than $20.50 have been disregarded. See “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Company Stock Options.”
(5)	Amounts set forth in this column represent the product of (i) the number of Shares subject to warrants held by Jordan & Davis Partners, LLC (“Jordan & Davis”) exercisable within 60 days and (ii) the difference between $20.50 (the Merger Consideration) and the per-share exercise price of such warrants. See “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Warrants.” As discussed in Annex A hereto, Mr. Jordan is a member of Jordan & Davis and disclaims beneficial ownership in the Shares held by that entity except to the extent of his pecuniary interest.
(6)	Amounts set forth in this column represent the product of (i) the number of Shares subject to deferred stock units granted to the named individual pursuant to the CTI Molecular Imaging, Inc. 2002 Long-Term Incentive Plan and (ii) $20.50 (the Merger Consideration). See “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Company Stock Units.”

In addition, the Company has entered into Change in Control Agreements with each of Dr. Nutt, Dr. Douglass, Mr. Brophy, Mr. Gill, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano. Each Change in Control Agreement provides for a “springing” employment agreement that becomes effective upon a “change of control” (as defined in the agreements). The consummation of the Offer upon satisfaction of the Minimum Tender Condition will result in a change of control as defined in the agreements. Accordingly, upon such event, each of these individuals will begin a two-year employment period, during which each of them will be entitled to his or her pre-change of control position, authority, duties, office location, salary, bonus and benefits. If one of these individuals is terminated without “cause” or resigns for “good reason” (as defined in the agreements) during this two-year employment period, he or she will receive certain severance benefits. The severance benefit for Dr. Nutt and Dr. Douglass includes an amount equal to three times his annual base salary and target annual bonus for the year of termination. Dr. Nutt’s current annual base salary is $350,000, and Dr. Douglass’ current annual base salary is $200,000. The severance benefit for Mr. Brophy, Mr. Gill, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano includes an amount equal to two times his or her annual base salary and target annual bonus for the year of termination. The current annual base salaries for Mr. Gill, Mr. Brophy, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano are $297,000, $297,000, $297,000, $222,000, and $262,000, respectively. The target annual bonus for each of these individuals (other than Dr. Douglass, who does not have a target annual bonus) for the current fiscal year is 50% of his or her annual base salary. In addition, upon termination without cause or resignation for good reason, each of these individuals will continue to receive health and welfare insurance coverage for a specified period of time (three years for Drs. Nutt and Douglass and two years for the other individuals) and his or her outstanding options and other equity awards will become fully vested. If one of these individuals resigns other than for good reason between one and two years after the occurrence of the change of control, he or she will receive a severance benefit of up to one-half of his or her then current annual base salary and target annual bonus and will receive health and welfare insurance coverage for the remainder of the two-year employment period, but his or her resignation will not result in acceleration of vesting of his or her equity awards.

ITEM 9. EXHIBITS.

The following Exhibit is filed with this Amendment No. 3 to the Statement:

Exhibit	Description
(a)(10)	Joint Press Release issued by Parent and the Company on April 13, 2005, announcing the early termination of the German Regulation waiting period (incorporated herein by reference to Exhibit (a)(11) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Siemens AG with the Commission on April 13, 2005)

ANNEX A

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

The biographies of Messrs Doumani and Jordan set forth under the heading “BOARD OF DIRECTORS – Directors of CTI” are hereby amended and restated as follows:

Roy Doumani, 69. Mr. Doumani has served as a director of CTI since April 2003; he presently serves as Vice Chairman of the Board, as Chairman of the Compensation Committee of the Board, and as a member of the Audit and Corporate Governance Committees. During the past five years, Mr. Doumani’s principal occupation and employment has been as a private investor and management consultant. He also is a member of the Board of Directors of the California NanoSystems Institute, and presently is serving on a volunteer basis as the Institute’s Chief Operating Officer. Mr. Doumani currently holds an equity position in and serves as vice chairman of Xiamen International Bank (“XIB”), the first joint venture bank in the People’s Republic of China. He was a founder and director of First Los Angeles Bank; a shareholder and chairman of First Interstate Bank of Hawaii; a shareholder and director of HonFed Bank; and a shareholder and chairman of World Trade Bank in Los Angeles. Mr. Doumani has been involved in the start-up of and has served as a board member for and advisor to a number of companies in the United States, Asia, and Europe. In addition to his business interests, he serves as a member of the advisory boards of both RAND’s Center for Middle East Public Policy and its Center for Asia Pacific Policy. Mr. Doumani holds a Bachelor of Arts degree in business and finance from the University of California at Los Angeles and a law degree from the University of Southern California.

Hamilton Jordan. 60. Mr. Jordan has served as a director of CTI since May 2003; he presently serves as Chairman of the Corporate Governance Committee of the Board of Directors. During the past five years, Mr. Jordan’s principal occupation and employment has been as a private investor and management consultant. He is former White House Chief of Staff to President Jimmy Carter and for the past twenty years has written two best-selling books, successfully battled three different cancers, organized two professional sports teams, including a National Football League franchise, and been involved as an investor and board member in the start-up of successful companies and projects in both the public and private sectors, focused on health and biotechnology generally and oncology specifically. Mr. Jordan is founder of The Georgia Cancer Coalition, a $1 billion public-private effort to make Georgia a cancer research center, serves at the request of President Bush on the National Dialogue for Cancer, and led a group of scientists in a successful effort to double the National Institutes of Health and National Cancer Institute budgets. Currently, he is an investor and board member of several different biotech organizations. Mr. Jordan holds a Bachelor of Arts degree in history from the University of Georgia.

In addition, the third paragraph under the heading “EXECUTIVE OFFICERS OF CTI – Employment and Change in Control Agreements” is hereby amended and restated as follows:

We also have entered into Change in Control Agreements with Dr. Nutt, Dr. Douglass, Mr. Brophy, Mr. Gill, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano. Each Change in Control Agreement is designed to be a “springing” employment agreement that becomes effective only upon a “change of control” (as defined in the agreements) that occurs during the terms of the Change in Control Agreements, which is three years with automatic one-year extensions. Upon a change of control, the parties to these Change in Control Agreements begin a two-year employment period, during which each of them will be entitled to his or her pre-change of control position, authority, duties, office location, salary, bonus and benefits. If one of the parties to these Change in Control Agreements is terminated without “cause” or resigns for “good reason” (as defined in the agreements) during this two-year period, he or she will receive certain severance benefits. The severance benefit for Dr. Nutt and Dr. Douglass includes an amount equal to three times his annual base salary and target annual bonus for the year of termination. Dr. Nutt’s current annual base salary is $350,000, and Dr. Douglass’s current annual base salary is $200,000. The severance benefit for Mr. Brophy, Mr. Gill, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano includes an amount equal to two times his or her annual base salary and target annual bonus for the year of termination. The current annual base salaries for Mr. Gill, Mr. Brophy, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano are $297,000, $297,000, $297,000, $222,000, and $262,000, respectively. The target annual bonus for each of these individuals (other than Dr. Douglass, who does not have a target annual bonus) for the current fiscal year is 50% of his or her annual base salary. In addition, upon termination without cause or resignation for good reason, each of these individuals will continue to receive health and welfare insurance coverage for a specified period of time (three years for Drs. Nutt and Douglass and two years for the other individuals) and his or her outstanding options and other equity awards will become fully vested. If one of these individuals resigns other than for good reason between one and two years after the change of control, he or she will receive a severance benefit of up to one-half of his or her then current annual base salary and target annual bonus and will receive health and welfare insurance coverage for the remainder of the two-year employment period, but his or her resignation will not result in acceleration of vesting of his or her equity awards.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2005

CTI MOLECULAR IMAGING, INC.

By:	/s/ RONALD NUTT
Name:	Ronald Nutt, Ph.D.
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
(a)(10)	Joint Press Release issued by Parent and the Company on April 13, 2005, announcing the early termination of the German Regulation waiting period (incorporated herein by reference to Exhibit (a)(11) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Siemens AG with the Commission on April 13, 2005)